DILWORTH PAXSON LLP

direct dial number:	Kathleen L. Cerveny
(202) 466-9151	KCERVENY@DILWORTHLAW.COM
May 2, 2006
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:	Community Bankers Acquisition Corp. Registration Statement on Form S-1 Amendment No. 6 Filed on April 21, 2006 File No. 333-124240
Ladies and Gentlemen:
     On behalf of Community Bankers Acquisition Corp., a Delaware corporation (the “Company” or “Community Bankers”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 7 to the Registration Statement on Form S-1 (“Amendment No. 7”), including exhibits.
     The Amendment No. 7 incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. Gary A. Simanson, dated May 1, 2006. For your convenience, we have repeated each comment prior to the response. All references to headings and to page numbers in our responses below are to the pages in Amendment No. 7.
Use of Proceeds
1.	Please substantially revise the use of proceeds table to include a section that details all of the expenses and the amounts of each expense related to the identification and structuring of a business combination, such as legal and accounting, payment for administrative fee, due diligence and working capital. Also include a line item that discloses the total amount of these expenses. Disclosure that details how these expenses will be funded could be included in the heading, footnotes and/or subsequent disclosure to the table.

We have substantially revised the use of proceeds table as requested to indicate all of the estimated expenses that we contemplate in connection with identification and structuring of a business combination. We have included a revised explanatory paragraph prior to the table that explains the two sources of the funds, namely, the offering proceeds not

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held in trust plus the interest released to us. The table includes a line item that discloses the total amount of these expenses. A new footnote three to such line item further explaining the sources of the aggregate amount of estimated expenses has been added as follows:
“(3) Of these estimated expenditures, $600,000 will be funded from the offering proceeds not held in trust and $500,000 of such expenditures will be funded from the interest earned on the funds held in trust which is released to us periodically. In the event the over-allotment option is exercised in full, $690,000 of the estimated expenditures will be funded from the offering proceeds not held in trust and $725,000 funded from the interest earned on the funds held in trust.”
In addition, we have added a paragraph on page 23 detailing the source of the expected interest which reads as follows:
“The net proceeds of this offering held in the trust account and moneys held by us and not immediately required for the purposes set forth above will only be invested in “government securities,” defined as any Treasury Bill issued by the United States having a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, so that we are not deemed to be an investment company under that act. The interest income derived from investment of these net proceeds during this period will be paid to us on a monthly basis as described in this prospectus and will used to defray our general and administrative expenses, as well as costs relating to compliance with securities laws and regulations, including associated professional fees, until a business combination is completed. The interest rate earned on the trust account will be the prevailing interest rate on short-term U.S. treasury securities and money market funds that comply with certain conditions under Rule 2a-7 of the Investment Company Act of 1940. These rates will vary from time to time. On April 20, 2006, the yield on 30-day treasury bills was approximately 4.5% per annum. Based on such prevailing rates, we believe that the income received by the trust fund will be sufficient to provide the contemplated amount of working capital.”
Risk Factors
2.	Add a risk factor highlighting the issues with respect to the certain requirements and restrictions contained in the company’s certificate of incorporation, including but not limited to the ability of the company to revoke such provisions and the legal consequences of such an action.

We have added a risk factor at page 12 regarding the requirements and restrictions contained in the Company’s certificate of incorporation which reads as follows:

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“Under Delaware law, the requirements and restrictions relating to this offering contained in our certificate of incorporation may be amended, which could reduce or eliminate the protection afforded to our stockholders by such requirements and restrictions.

“Our certificate of incorporation sets forth certain requirements and restrictions relating to this offering that shall apply to us until the consummation of a business combination. Specifically, our certificate of incorporation provides, among other things, that:
•	prior to the consummation of our initial business combination, we shall submit such business combination to our stockholders for approval;

•	we may consummate our initial business combination if: (i) it is approved by a majority of the shares of common stock voted by the public stockholders, and (ii) public stockholders owning less than 20% of the shares purchased by the public stockholders in this offering exercise their conversion rights;

•	if our initial business combination is approved and consummated, public stockholders who voted against the business combination and exercised their conversion rights will receive their pro rata share of the trust account; and

•	if a business combination is not consummated or a letter of intent, an agreement in principle or a definitive agreement is not signed within the time periods specified in this prospectus, then we will be dissolved and distribute to all of our public stockholders their pro rata share of the trust account.
“Our certificate of incorporation prohibits the amendment of the above-described provisions. However, the validity of provisions prohibiting amendment of the certificate of incorporation under Delaware law has not been settled. A court could conclude that the prohibition on amendment violates the stockholders’ implicit rights to amend the corporate charter. In that case, the above-described provisions would be amendable and any such amendment could reduce or eliminate the protection afforded to our stockholders. However, we view the foregoing provisions as obligations to our stockholders, and we will not take any actions to waive or amend any of these provisions.”

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Liquidation if No Business Combination
3.	We note the following disclosure contained on page 35: “Under the Delaware General Corporation Law, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. If the corporation complies with certain statutory procedures, a stockholder’s liability with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount of distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, we intend to make liquidating distributions as soon as reasonably practical after dissolution and, therefore, do not intend to comply with these procedures. As such, our stockholders could potentially be held liable for any claims by third parties to the extent of any distribution received by them in a dissolution and any liability of our stockholders may extend beyond the third anniversary of our dissolution.”

Please clarify to disclose the “certain statutory procedures” involved and the basis for your determination not to comply with such procedures. Additionally, please advise the Staff of the specific provision(s) of the Delaware General Corporation Law at issue and supplementally provide the Staff with copies thereof. We may have further comment.

We have revised the language noted in the comment in both the disclosure on page 36 and in the risk factor on page 11 to read as follows:
“Under the Delaware General Corporation Law, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. If the corporation complies with certain procedures intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is our intention to make liquidating distributions to our stockholders as soon as reasonably possible after dissolution and, therefore we do not intend to comply with those procedures. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them in a dissolution and any liability of our stockholders may extend beyond the third anniversary of such dissolution.”

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The provisions of the applicable Delaware statute are Sections 280, 281 and 282 of the Delaware General Corporation Law. Copies of the applicable provisions will be provided to you supplementally as requested.
Comparison to Offerings of Blank Check Companies
4.	In the table, please include a discussion that compares the terms of the offering with the terms under Rule 419 with respect to the shareholders’ right to receive interest earned from the funds held in trust. Rule 419(b)(2)(iii) provides that, “Deposited proceeds and interest or dividends thereon, if any, shall be held for the sole benefit of the purchasers of the securities.” It appears that the shareholders’ right to the interest income from the trust is a separate issue from “Release of trust funds.” Please revise accordingly. In addition, the company may want to consider adding a risk factor regarding the stockholders’ limited right to receive interest earned from the funds held in trust in comparison to the requirements under Rule 419.

We have revised the section to include a new item separate from “Release of trust funds” entitled “Interest on Deposited Proceeds” and included the discussion of the application of the interest in this offering and under a Rule 419 offering. See page 42.

In addition, we have revised the risk factor on page 10 entitled “Since we are not required to comply with Rule 419...” to read as follows:
“Since we are not required to comply with Rule 419 of the federal securities laws governing blank check companies, you will not be entitled to protections afforded to investors of blank check companies.

“A “blank check” company is generally defined under Rule 419 of the United States securities laws as a development stage company which intends to use the net proceeds of an offering to complete a business combination with a target business that has not been identified, has net tangible assets of less than $5,000,000 and is issuing securities at a price less than $5.00. Since we will have net tangible assets in excess of $5,000,000 upon the successful consummation of this offering and our units are being offered at an initial price of $8.00 per unit, we are not required to comply with Rule 419 and other related rules. Accordingly, investors will not be afforded the benefits or protections of those rules. Because we are not subject to Rule 419, our units will be immediately tradable and we will have a longer period of time, up to 24 months rather than 18 months under Rule 419, to complete a business combination if we have entered into a letter of intent, agreement in principle or definitive agreement within 18 months after the consummation of this offering and a portion of the interest and dividends that may be earned on the proceeds held in the trust fund can be distributed to the Company.

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Prior Involvement of principals in Blank Check Companies
5.	As applicable, add a reference to the relationship of Mr. Keith Walz with ABN AMBRO (or an affiliated entity thereof), which has announced its agreement to enter into an asset purchase agreement with Highbury Financial.

As disclosed in Mr. Walz’s biographical information on page 51, Mr. Walz left the employ of ABN AMBRO in January 2006 to establish a new firm, Kinsale Capital Partners. He has confirmed to us that he was not involved in and unaware of the transaction between ABN AMBRO’s affiliated company and Highbury Financial and had no relationship with the transaction which was announced April 20, 2006 by the parties.
Financial Statements, page F-1
6.	Specific incremental costs directly attributable to the offering may properly be deferred and charged against the gross proceeds. However, other costs, including general and administrative expenses, organization costs and costs of start-up activities should be expensed as incurred. See SAB Topic 5A and SOP 98-5. Please explain to us why the company has no expenses from inception to March 31, 2006.

The Company’s activities to date have been limited to preparing the registration statement in connection with the initial public offering and all legal and accounting fees accrued and shown on the financial statements directly relate to the Company’s public offering. Organizational costs and costs of start-up activities incurred by founders of the corporation have been de minimis and such persons do not intend to seek reimbursement from the corporation therefor. Additionally, the corporation has had no business operations, facilities or employees and no general and administrative overhead expenses payable by the corporation to date.
Note 3, Proposed Public Offering, page F-9
7.	Note 3 on page F-10 discloses that your volatility assumption of approximately 24% “is based on the five year weighted average of the latest fiscal year’s volatility of a representative sample of ten institutions with market capitalizations under $250 million.” Please explain what is meant by “based on” in this context. Also, tell us why you believe a weighted average calculation is more appropriate than a simple average. Explain what is meant by a “five year weighted average of the latest fiscal year’s volatility,” and why you did not use the volatility of each of the underlying companies for a five year period, or such shorter period the companies were in existence. Explain the reasons that companies with market capitalizations up to $250 million are believed to be representative. Note guidance in paragraph A22 of SFAS 123R.

We have revised the disclosure on page F-10 to correct the sentence relating to the volatility calculation to indicate that it “was calculated using the five year weighted average” rather than “based on”. In selecting the method to estimate expected volatility given the fact

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that the Company is a nonpublic entity, we used a weighted average as it takes into account the proportional relevance of each component, rather than treating each component equally. The volatility of each basket component has been weighted with its market capitalization in order to represent a more accurate basket volatility. The volatility was also calculated using a five year average (namely, 22.26%), and we have included the information in the revised disclosure. The phrase “five year weighted average of the latest fiscal year’s volatility” indicates that we based our expected volatility on the weighted average volatilities of entities for which the latest fiscal year’s volatility was available. Finally, in selecting the Sample Companies, judgment was made that the characteristics of the Sample Companies, including their industry, stage of life cycle, size and financial leverage, were characteristics that represent a meaningful benchmark to evaluate the option.
     If any members of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact the undersigned at (202) 466-9151.

Yours very truly,
/s/ Kathleen L. Cerveny

Enclosure

cc:	Gary A. Simanson
Phillip J. Kushner, Esq.